8390 East Crescent Parkway, Suite 650

Greenwood Village, Colorado 80111

November 10, 2016

Via EDGAR and UPS

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Mail Stop 4631

Attn: John Cash, Accounting Branch Chief

Re:	Century Communities, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 19, 2016

File No. 1-36491

Dear Mr. Cash:

Century Communities, Inc., a Delaware corporation (the “Company”), is filing today via EDGAR this letter which responds to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2015, filed via EDGAR on February 19, 2016 (the “2015 10-K”), as set forth in the Staff’s letter, dated November 3, 2016 (the “Comment Letter”), addressed to Mr. David L. Messenger, Chief Financial Officer of the Company. For your convenience, we have repeated the Staff’s comments and provided the response of the Company in bold immediately thereafter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 31

1.	It appears that your narrative analysis of results of operations beginning on page 31 analyzes your results only at the consolidated level. Please revise future filings to also analyze your results of operations at the reportable segment level. Refer to Item 303 of Regulation S-K and SEC Release 33-8350. In addition, please disclose in Note 2 the specific segment measures used by the CODM in evaluating segment profitability.

The Company respectfully acknowledges the Staff’s comment, and in connection with future reports to be filed by the Company pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company will also analyze its results of operations at the reportable segment level, and will disclose in Note 2 the specific segment measures used by the CODM in evaluating segment profitability.

2.	You indicated on page F-8 that sales absorption rates are one of the key indicators of inventory impairment. Since this is a significant measure utilized by management, please expand your MD&A in future filings to disclose absorption rates by homebuilding reportable segment with a discussion of reasons for changes in these rates from period to period.

The Company respectfully acknowledges the Staff’s comment, and, to the extent the Company continues to believe going forward that sales absorption rates are one of the key indicators of inventory impairment, in connection with future Exchange Act reports, the Company will expand its MD&A section to disclose absorption rates by homebuilding reportable segment with a discussion of reasons for changes in these rates from period to period.

Liquidity and Capital Resources, Page 44

3.	In future filings please expand your disclosures regarding cash flows used in operating activities to provide more insight into the underlying drivers of the significant increases in inventory between the periods presented. Refer to Section 501.13.b.1 of the SEC Codification of Financial Reporting Policies.

The Company respectfully acknowledges the Staff’s comment, and in connection with future Exchange Act reports, the Company will expand its disclosures regarding cash flows used in operating activities to provide more insight into the underlying drivers of the significant increases in inventory between the periods presented.

Off Balance Sheet Arrangements, Page 46

4.	To help readers better understand the potential timing of cash outlays related to your land purchase and option contracts, please expand your disclosures in future filings to address the time periods when the aggregate purchase price for inventory subject to such arrangements will be required to be funded.

The Company respectfully acknowledges the Staff’s comment, and in connection with future Exchange Act reports, the Company will expand its disclosures to address the time periods when the aggregate purchase price for inventory subject to land purchase and option contracts will be required to be funded.

Signatures, Page 52

5.	Please file an amendment that meets the signature requirements contained in the Form. We note that the officers have not signed in their individual capacities nor has a majority of the Board signed the filing. In addition, please confirm, if true, that one co-Chief Executive Officer is duly authorized to sign for the company or revise this section to include both signatures. Please be advised that both co-Chief Executive Officers must sign the filing in their individual capacities.

The Company has filed with the Commission an amendment to the 2015 10-K on Form 10-K/A (the “2015 10-K/A”) that meets the signature requirements contained in the Form. Please see “Signatures” (page 2 of the 2015 10-K/A).

6.	We note that only one co-chief executive officer has signed and filed certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. When you file the amended 10-K, please file certifications for each chief executive officer and the principal financial and accounting officer.

The Company has filed with the Commission the certifications of each Co-Principal Executive Officer and the Principal Financial and Accounting Officer of the Company as part of the 2015 10-K/A. Please see Exhibits 31.1 – 31.3 and 32.1 – 32.3 to the 2015 10-K/A.

*  *  *  *  *  *  *  *

The Company hopes that the foregoing information is responsive to the Staff’s comments and requests in the Comment Letter. You may contact the undersigned at (303) 268-8361 if you have questions regarding the foregoing responses. Thank you for your assistance on this matter.

Sincerely,

/s/ David L. Messenger
David L. Messenger
Chief Financial Officer, Century Communities, Inc.

cc:	Dale Francescon, Co-Chief Executive Officer, Century Communities, Inc.

Robert J. Francescon, Co-Chief Executive Officer, Century Communities, Inc.

Mark J. Kelson, Greenberg Traurig, LLP